Exhibit 46

                              PIRELLI PRESS RELEASE

                       PIRELLI SPA'S SHAREHOLDERS APPROVE
                   FINANCIAL STATEMENTS FOR 2002 AND DIVIDEND
                 DISTRIBUTION OF 0.0364 EUROS ON SAVINGS SHARES


               IN EXTRAORDINARY SESSION, MEETING APPROVES THE PLAN
             TO MERGE PIRELLI SPA WITH PIRELLI & C. VIA SHARE SWAP
                OF 4 NEW PIRELLI & C. ORDINARY SHARES FOR EVERY 3
               PIRELLI SPA ORDINARY SHARES AND 10 NEW PIRELLI & C.
             SAVINGS SHARES FOR EVERY 7 PIRELLI SPA SAVINGS SHARES


          TRANSACTION AIMS TO SIMPLIFY AND REINFORCE COMPANY STRUCTURE


Milan, 5 May 2003 - Pirelli SpA's Shareholders met today and, in ordinary session, approved the Financial Statements at 31st December 2002 and resolved to distribute a dividend of 0.0364 euros on the 88,006,016 savings shares. The coupon detachment date is 19th May and the dividend will be paid from 22nd May 2003 onwards.

In extraordinary session, the Meeting then also approved the plan to merge Pirelli Spa with Pirelli & C. on the basis of the following swap ratio:

     o 4 newly issued Pirelli & C. ordinary shares for every 3 Pirelli SpA ordinary shares;

     o 10 newly issued Pirelli & C. savings shares for every 7 Pirelli SpA savings shares.

Enjoyment of the newly issued shares will begin on 1st January 2003. Such swap ratios have been fixed considering both the financial capital of the two companies and the average Stock Exchange prices over the last three months (having taken account of Pirelli & C. increased capital) and are confirmed by the "fairness opinion" of leading banks. The valuation of the two companies' financial capital was carried out on the basis of the "sum of the parts" method, traditionally used for holdings valuations.